

16013527

UNITED STATES
ƎCURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC
416

PUBLIC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 25065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PlanMember Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6187 Carpinteria Avenue
(No. and Street)

Carpinteria	California	93013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Kemble, Chief Financial Officer — (805) 684-1199
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

1888 Century Park East, Suite 400	Los Angeles	California	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bill Kemble, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PlanMember Securities Corporation, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Barbara
Subscribed and sworn to (or affirmed) before me this 29th day of February, 2016, by William Kemble, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______ (Seal)


KIMBERLY C. WILKES
Commission # 1971056
Notary Public - California
Santa Barbara County
My Comm. Expires Mar 30, 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015



Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

1888 Century Park East
4th Floor
Los Angeles, CA 90067

Report of Independent Registered Public Accounting Firm

Board of Directors
PlanMember Securities Corporation
Carpinteria, California

We have audited the accompanying statement of financial condition of PlanMember Securities Corporation as of December 31, 2015. This financial statement is the responsibility of PlanMember Securities Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PlanMember Securities Corporation at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 29, 2016

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2015		
ASSETS		
Cash	$	4,642,012
Cash segregated for the benefit of customers		4,671,456
Accounts receivable		12,023,942
Intangible assets, net		438,816
Other assets		450,939
	$	22,227,165
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions payable	$	7,516,338
Payable to customers		4,671,456
Due to affiliate		129,237
Other liabilities		120,000
Income taxes payable to Parent		762,157
Total liabilities		13,199,188
Stockholder's equity		
Common stock, $0.01 par value, 2,000 shares authorized; 1,000 shares issued, and outstanding		10
Additional paid-in capital		1,586,534
Retained earnings		7,441,433
Total stockholder's equity		9,027,977
	$	22,227,165

See accompanying notes to financial statement.

NOTES TO FINANCIAL STATEMENT

1. Nature of business and significant accounting policies

Nature of Business

PlanMember Securities Corporation (the "Company"), a wholly-owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a corporation organized under the laws of the state of California.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). All equity securities transactions of the Company and its customers are introduced on a fully disclosed basis and executed and cleared by other broker-dealers.

The Company is engaged primarily in the sale of mutual funds and annuities through the use of full- and part-time representatives. The Company's customers invest their 403(b), individual retirement account or similar retirement plan contributions into managed portfolios, select individual mutual funds, or annuities. The Company earns advisory fees by providing managed portfolio asset allocation services, and administrative fees for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation ("PSC"), a wholly-owned subsidiary of the Parent.

Basis of Presentation and Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Commissions are recognized on a trade date basis, and investment advisory, and administrative fees are recognized as income during the period when the related services are rendered. Commissions are earned for the sale of securities and 12b-1 fees are earned for providing marketing services to mutual funds (12b-1 fees). Advisory fees are earned by providing portfolio asset allocation services. Administrative fees are received for client processing services and shareholder assistance.

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Intangible assets consist of the value allocated to customer contracts and relationships associated with the Company's acquisition of the assets of Veritrust Financial, LLC in August 2013, and Interpacific Investor Services in July 2015. Both are amortized on a straight-line basis over 7 years. The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on the expected undiscounted cash flows attributable to that asset. The amount of impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment charges were recorded during the year ended December 31, 2015.

The Company maintains a clearing deposit with, Pershing, LLC, to satisfy the requirement under its clearing agreement. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days. As of December 31, 2015, the clearing deposit totaled $100,000, included within other assets on the statement of financial condition.

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. If applicable, deferred income tax assets and liabilities are computed for differences between the financial statement

and tax bases of assets and liabilities and valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires judgment in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority. At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company files a consolidated income tax return with its Parent in the U.S. federal and various state jurisdictions. Generally, the Parent's tax return is no longer subject to income tax examinations by major taxing authorities for years before 2011. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Net Capital requirements and Cash Segregated for the Benefit of Customers

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $3,630,619 which was $2,750,673 in excess of its minimum requirement of $879,946. The Company's net capital ratio was 3.64 to 1 at December 31, 2015. As of December 31, 2015, cash of $4,671,456 was segregated in a special account for the benefit of customers under Rule 15c3-3 (k)(2)(i) of the SEC. This balance represents funds in the process of customers' financial transactions.

3. Income taxes

The provision for income taxes consists of current federal income taxes in the amount of $594,224 and current state income taxes in the amount of $167,913. Deferred tax assets related to the temporary book/tax difference resulting from the amortization of the intangible asset related to Veritrust and Interpacific are immaterial and therefore not recorded.

4. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, promptly transmits any customer funds and customer securities to the clearing broker-dealer, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker-dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers and dealers.

5. Commitments and contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

6. Related party transactions

Pursuant to an Intercompany Services and Facilities Agreement, the Company pays PSC a monthly administrative fee which covers the Company's share of facilities, personnel, systems, recordkeeping, and marketing services used. Total expense under this agreement for the year ended December 31, 2015 was $19,257,056. At December 31, 2015, the Company owed PSC $129,237. AXA Distribution Holding Corporation ("AXA") is a shareholder of the Company's Parent, and the Company earns commissions from the sales of various products offered by affiliates of AXA.

PLANMEMBER SECURITIES CORPORATION
6187 Carpinteria Avenue
Carpinteria, CA 93013
(805) 684-1199

February 29, 2016

Securities and Exchange Commission
Office of Financial Responsibility
Division of Market Regulation
Mail Stop 6628
100 F Street, NE
Washington, DC 20549

Securities and Exchange Commission
Los Angeles Regional Office
444 South Flower, Suite 900
Los Angeles, CA 90071

Dear Sirs/Madams:

In order to comply with the filing requirements for the SEC, we enclose our audited Financial Statement and supporting schedules letters for the year ended December 31, 2015.

Sincerely,



Bill Kemble
Chief Financial Officer